Exhibit 99.1

ASML reports €3.3 billion net sales at 48.2% gross margin in Q2 2020
2020 sales growth expectations unchanged

VELDHOVEN, the Netherlands, July 15, 2020 - today ASML Holding NV (ASML) has published its Q2 2020 results.

•	Q2 net sales of €3.3 billion, net income of €0.8 billion, gross margin of 48.2%

•	Q2 net bookings of €1.1 billion

(Figures in millions of euros unless otherwise indicated)	Q1 2020	Q2 2020
Net sales	2,441	3,326
...of which Installed Base Management sales [1]	857	887

New lithography systems sold (units)	49	57
Used lithography systems sold (units)	8	4

Net bookings [2]	3,085	1,101

Gross profit	1,101	1,603
Gross margin (%)	45.1	48.2

Net income	391	751
EPS (basic; in euros)	0.93	1.79

End-quarter cash and cash equivalents and short-term investments	4,112	4,440
(1) Installed Base Management sales equals our net service and field option sales.
(2) Our systems net bookings include all system sales orders for which written authorizations have been accepted (for EUV excluding the High-NA systems).
Numbers have been rounded for readers' convenience. A complete summary of US GAAP Consolidated Statements of Operations is published on www.asml.com

CEO statement and outlook
"Our second-quarter sales came in at €3.3 billion, a strong growth of over 35% compared to Q1. The gross margin came in at 48.2%, a significant improvement compared to Q1, primarily due to an improvement of the EUV installed base gross margin and the DUV mix. We shipped nine EUV systems and were able to recognize revenue for seven systems in the second quarter. The deferred revenue of four EUV systems that shipped in the first half of the year will be recognized after site acceptance, expected in the second half of the year. Our Q2 net bookings came in at €1.1 billion, including €461 million from EUV systems (three units).
"Thanks to the commitment and engagement of our people, we were able to continue our business and serve our customers during the second quarter. Our operational capabilities are largely back to normal now, but we will remain vigilant as COVID-19 is not yet behind us.
"We expect Q3 revenue between €3.6 billion and €3.8 billion with a gross margin between 47% and 48%, R&D costs of around €545 million and SG&A costs of around €140 million. Estimated annualized effective tax rate is expected to be around 14% for 2020. Our 2020 growth expectations are largely unchanged relative to our view at the start of the year," said ASML President and Chief Executive Officer Peter Wennink.

ASML to acquire Berliner Glas

ASML has agreed to acquire all shares of Berliner Glas, a privately held manufacturer of ceramic and optical modules, which are important to support the future roadmap for our EUV and DUV products. The acquisition will be completed once all the necessary regulatory approvals have been obtained, which is expected before the end of 2020. Financial details of the transaction will not be disclosed.

Products and business highlights

•
In our DUV lithography business, we shipped the first NXT:1470 to a customer. This is the first dry NXT system, building on the immersion platform, with improvements in matched machine overlay (< 4.0 nm), productivity (> 300 wafers per hour) and footprint.

•
Our Applications business shipped the first-generation multibeam inspection system ‘eScan 1000’, targeted for 5 nm nodes and beyond. The HMI eScan 1000 demonstrated successful multibeam operation, simultaneously scanning with nine beams. The eScan 1000 will increase throughput up to 600% compared to single e-beam inspection tools for targeted in-line defect inspection applications.

•
In our EUV business, multiple NXE:3400C systems were upgraded at customers with the modular vessel, within the planned install time. We achieved a successful introduction of in-line tin refill on those systems in support of our availability improvement roadmap.

Dividend and share buyback program update
In Q2, ASML paid a final dividend of €1.35 per ordinary share, or €565 million. Together with the interim dividend paid in 2019, this results in a total dividend for 2019 of €2.40 per ordinary share.
As part of its financial policy to return excess cash to its shareholders through growing annualized dividends and regularly timed share buybacks, ASML announced a new three-year share buyback program in January 2020, to be executed within the 2020–2022 time frame. As part of this program ASML intends to purchase shares up to €6 billion, which includes a total of up to 0.4 million shares to cover employee share plans. ASML intends to cancel the remainder of the shares repurchased. To date, €507 million worth of shares has been repurchased under the current program.

Media Relations contacts	Investor Relations contacts
Monique Mols +31 6 5284 4418	Skip Miller +1 480 235 0934
Sander Hofman +31 6 2381 0214	Marcel Kemp +31 40 268 6494
Brittney Wolff Zatezalo +1 408 483 3207	Peter Cheang +886 3 659 6771

Quarterly video interview, investor and media conference call
With this press release, ASML has published a video interview in which CEO Peter Wennink discusses the Q2 2020 results. This can be viewed on www.asml.com.
A conference call for investors and media will be hosted by CEO Peter Wennink and CFO Roger Dassen on July 15, 2020 at 15:00 Central European Time / 09:00 US Eastern Time. Details can be found on our website.

About ASML
ASML is one of the world’s leading manufacturers of chip-making equipment. Our vision is a world in which semiconductor technology is everywhere and helps to tackle society’s toughest challenges. We contribute to this goal by creating products and services that let chipmakers define the patterns that integrated circuits are made of. We continuously raise the capabilities of our products, enabling our customers to increase the value and reduce the cost of chips. By helping to make chips cheaper and more powerful, we help to make semiconductor technology more attractive for a larger range of products and services, which in turn enables progress in fields such as healthcare, energy, mobility and entertainment. ASML is a multinational company with offices in more than 60 cities in 16 countries, headquartered in Veldhoven, the Netherlands. We employ more than 25,800 people on payroll and flexible contracts (expressed in full time equivalents). ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML. More information about ASML, our products and technology, and career opportunities is available on www.asml.com.

US GAAP and IFRS Financial Reporting
ASML's primary accounting standard for quarterly earnings releases and annual reports is US GAAP, the accounting principles generally accepted in the United States of America. Quarterly summary US GAAP consolidated statements of operations, consolidated statements of cash flows and consolidated balance sheets are available on www.asml.com.
The consolidated balance sheets of ASML Holding N.V. as of June 28, 2020, the related consolidated statements of operations and consolidated statements of cash flows for the quarter and six-month period ended June 28, 2020 as presented in this press release are unaudited.
In addition to reporting financial figures in accordance with US GAAP, ASML also reports financial figures in accordance with International Financial Reporting Standards as adopted by the European Union ('IFRS') for statutory purposes. The most significant differences between US GAAP and IFRS that affect ASML concern the capitalization of certain product development costs and the accounting for income taxes.
Today, July 15, 2020, ASML also published its Statutory Interim Report for the six-month period ended June 28, 2020. This report is in accordance with the requirements of the EU Transparency Directive as implemented in the Netherlands, and includes Consolidated Condensed Interim Financial Statements prepared in accordance with IAS 34 as adopted by the European Union 'Interim Financial Reporting', an Interim Management Board Report and a Managing Directors' Statement and is available on www.asml.com.
Regulated information
This press release contains inside information within the meaning of Article 7(1) of the EU Market Abuse Regulation.

Forward Looking Statements
This document contains statements that are forward-looking, including statements with respect to expected trends, including trends in end markets and technology industry and business environment trends, outlook and expected financial results for Q3 2020, including expected revenues, gross margin and 2020 growth expectations, R&D costs, SG&A costs and estimated annualized effective tax rate for 2020, expected revenue recognition of certain systems later in 2020, expected benefits and performance of new systems and applications, the expectation that EUV will continue to enable Moore's law and drive long term value for ASML, statements with respect to plans regarding dividends, including the intention to continue to return excess cash to shareholders through a combination of share buybacks and growing dividends and statements with respect to the 2020-2022 share buyback program. You can generally identify these statements by the use of words like "may", "will", "could", "should", "project", "believe", "anticipate", "expect", "plan", "estimate", "forecast", "potential", "intend", "continue", "target", and variations of these words or comparable words. These statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about our business and our future financial results and readers should not place undue reliance on them. Forward-looking statements do not guarantee future performance and involve risks and uncertainties. These risks and uncertainties include, without limitation, economic conditions; product demand and semiconductor equipment industry capacity; worldwide demand and manufacturing capacity utilization for semiconductors; the impact of general economic conditions on consumer confidence and demand for our customers’ products; performance of our systems, the duration and continued or increased severity of the COVID-19 outbreak and measures taken to contain it and other risks related to the impact of COVID-19 on the global economy and financial markets, as well as on ASML and its customers and suppliers, including their operations, and other risks relating to COVID-19 and other factors that may impact ASML’s sales and gross margin, including customer demand and ASML’s ability to obtain supplies for its products, the success of technology advances and the pace of new product development and customer acceptance of and demand for new products; the number and timing of systems ordered, shipped and recognized in revenue, and the risk of order cancellation or push out, production capacity for our systems including delays in system production; our ability to enforce patents and protect intellectual property rights and the outcome of intellectual property disputes and litigation; availability of raw materials, critical manufacturing equipment and qualified employees; trade environment; import/export and national security regulations, changes in exchange and tax rates; available liquidity and liquidity requirements, our ability to refinance our indebtedness, available cash and distributable reserves for, and other factors impacting, dividend payments and share repurchases, results of the share repurchase programs and other risks indicated in the risk factors included in ASML’s Annual Report on Form 20-F and other filings with and submissions to the US Securities and Exchange Commission. These forward-looking statements are made only as of the date of this document. We do not undertake to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.